SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. __)*

Perion Network Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M78673106

(CUSIP Number)

January 2, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[X]Rule 13d-1(c)

[_]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 11

CUSIP NO. M78673106	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Benchmark Israel II, L.P. (“BI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,649,657 shares, except that BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI, may be deemed to have sole power to vote these shares, BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Michael A. Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”), the directors of BCPI-C, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,649,657 shares, except that BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Eisenberg and Naveh, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,649,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. M78673106	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS BCPI Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to vote these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Eisenberg and Naveh, the directors of BCPI-C, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Eisenberg and Naveh, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,649,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. M78673106	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS BCPI Corporation II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to vote these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Eisenberg and Naveh, the directors of BCPI-C, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Eisenberg and Naveh, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,649,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. M78673106	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Michael A. Eisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel

NUMBER OF	5	SOLE VOTING POWER See response to row 6.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to vote these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Eisenberg, a director of BCPI-C, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
		9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Eisenberg, a director of BCPI-C, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,649,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. M78673106	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON Arad Naveh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel

NUMBER OF	5	SOLE VOTING POWER See response to row 6.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to vote these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Naveh, a director of BCPI-C, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
		9,649,657 shares, all of which are directly owned by BI. BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Naveh, a director of BCPI-C, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,649,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. M78673106	13G	Page 7 of 14 Pages

Item 1(a) Name of Issuer:

Perion Network Ltd. (the “Issuer”)

Item 1(b) Address of issuer's principal executive offices:

4 HaNechoshet Street

Tel Aviv, Israel 69710

Items 2(a) Name of person filing:

This Statement is filed by Benchmark Israel II, L.P., a Delaware limited partnership (“BI”), BCPI Partners II, L.P., a Delaware limited partnership (“BCPI-P”), BCPI Corporation II, a Delaware corporation (“BCPI-C”), and Michael A. Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCPI-P, the general partner of BI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BI. BCPI-C, the general partner BCPI-P, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BI. Eisenberg, Naveh and Wurtman are the directors of BCPI-C and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BI.

Item 2(b) Address or principal business office or, if none, residence:

The address for each of the Reporting Persons is:

Benchmark Capital

2965 Woodside Road

Woodside, California 94062

Item 2(c) Citizenship:

BI and BCPI-P are Delaware limited partnerships. BCPI-C is a Delaware corporation. Eisenberg, Naveh and Wurtman are dual citizens of the United States and Israel.

Item 2(d) Title of class of securities:

Ordinary Shares

Item 2(e) CUSIP No.:

M78673106

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

CUSIP NO. M78673106	13G	Page 8 of 14 Pages

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5 Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than 5 Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of BI and BCPI-P, and the certificate of incorporation of BCPI-C, the general and limited partners or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or shareholder.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP NO. M78673106	13G	Page 9 of 14 Pages

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. M78673106	13G	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2014

BENCHMARK ISRAEL II, L.P., a Delaware limited partnership

By: BCPI PARTNERS II, L.P., a Delaware limited partnership

Its: General Partner

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

BCPI PARTNERS II, L.P., a Delaware limited partnership

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

BCPI CORPORATION II, a Delaware corporation

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

MICHAEL EISENBERG

ARAD NAVEH

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Attorney-in-Fact

CUSIP NO. M78673106	13G	Page 11 of 14 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Reference to Steven M. Spurlock as Attorney-in-Fact	12

Exhibit B: Agreement of Joint Filing	14

CUSIP NO. M78673106	13G	Page 12 of 14 Pages

exhibit A

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates BCPI Corporation II or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: January 10, 2014

BENCHMARK ISRAEL II, L.P., a Delaware limited partnership

By: BCPI PARTNERS II, L.P., a Delaware limited partnership

Its: General Partner

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

CUSIP NO. M78673106	13G	Page 13 of 14 Pages

BCPI PARTNERS II, L.P., a Delaware limited partnership

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

BCPI CORPORATION II, a Delaware corporation

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

By: /s/ Michael Eisenberg

Michael Eisenberg

By: /s/ Arad Naveh

Arad Naveh

CUSIP NO. M78673106	13G	Page 14 of 14 Pages

exhibit B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Perion Network Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: January 10, 2014

BENCHMARK ISRAEL II, L.P., a Delaware limited partnership

By: BCPI PARTNERS II, L.P., a Delaware limited partnership

Its: General Partner

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

BCPI PARTNERS II, L.P., a Delaware limited partnership

By: BCPI Corporation II, a Delaware corporation

Its: General Partner

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

BCPI CORPORATION II, a Delaware corporation

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Officer

MICHAEL EISENBERG

ARAD NAVEH

By: /s/ Steven M. Spurlock

Steven M. Spurlock

Attorney-in-Fact